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                             June 12, 2024

       Richard Jordan
       Chief Executive Officer
       Yuengling's Ice Cream Corp
       8910 West 192nd Street, Suite N
       Mokena, IL 60448

                                                        Re: Yuengling's Ice
Cream Corp
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2023
                                                            Filed February 15,
2024
                                                            Amendment No. 1 to
Form 8-K Filed April 30, 2024
                                                            File No. 0-55398

       Dear Richard Jordan:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 31, 2023

       General

   1. We note your filings of Forms 8-K and NT-10-K on March 28, 2024 related to your change in fiscal year
end to December 31. Please tell us when you plan to file the transition report
required in Exchange Act Rule 13a-10 and the period the transition report will cover.
       Amendment No.1 to Form 8-K Filed April 30, 2024

       Item 9.01 Financial Statements and Exhibits, page 2

   2. Please tell us your consideration of filing the unaudited interim financial statements of
                                                        ReachOut and RedGear
LLC and pro forma financial information as of September 30,
                                                        2023 and for the nine
months in the period ended September 30, 2023. Refer to Item 9.01 of Form 8-K and Rules
3-06, 8-04 and 8-05 of Regulation S-X.
 Richard Jordan
Yuengling's Ice Cream Corp
June 12, 2024
Page 2
3. Please tell us your consideration of providing the financial statements under Rule 8-04 of
         Regulation S-X related to your acquisition of RedGear LLC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameRichard Jordan                              Sincerely,
Comapany NameYuengling's Ice Cream Corp
                                                              Division of
Corporation Finance
June 12, 2024 Page 2                                          Office of Trade &
Services
FirstName LastName